

07007102

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virchow Krause Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	WI	53718-7398
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tredinnick 608-240-2318
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Kim Tredinnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Virchow Krause Capital, LLC, as of May 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 24th day of August 2007

Nancy J. Simenson
Notary Public



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Kim R. Tredinnick
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Virchow Krause Capital, LLC and Subsidiaries

Statement of Financial Condition

May 31, 2007



Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Member and Board of Directors
Virchow Krause Capital, LLC and Subsidiaries
Madison, WI

We have audited the accompanying consolidated statement of financial condition of Virchow Krause Capital, LLC and Subsidiaries (the "Company") as of May 31, 2007 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. The consolidated financial statement of the Company as of May 31, 2006 was audited by Altschuler, Melvoin and Glasser LLP, certain of whose partners have become partners of McGladrey & Pullen, LLP.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Virchow Krause Capital, LLC and Subsidiaries as of May 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
August 27, 2007

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
May 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 1,386,084	$ 1,842,899
Accounts receivable	555,218	489,089
Accounts receivable from related party	691,347	-
Prepaid expenses	808	334
Total Current Assets	2,633,457	2,332,322
OTHER ASSETS		
Investments in qualified community development entities	300	2,400
Total Other Assets	300	2,400
TOTAL ASSETS	$ 2,633,757	$ 2,334,722

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 33,706	$ 101,331
Accounts payable to related party	225,210	114,299
Retainers received from clients	37,024	30,000
Deferred revenue	34,000	34,000
TOTAL LIABILITIES (all current)	329,940	279,630
MEMBER'S EQUITY	2,303,817	2,055,092
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,633,757	$ 2,334,722

See notes to consolidated financial statements.

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARIES

NOTES TO STATEMENTS OF FINANCIAL CONDITION
May 31, 2007 and 2006

NOTE 1 - Organization and Nature of Business

The financial statements include the financial statements of Virchow Krause Capital, LLC (the "Parent") and its 99.99% owned subsidiary, The Valued Advisor Fund, LLC and its 100% owned subsidiary, VK Syndications, LLC (collectively, the "Company") until those subsidiaries were spun off (see below). All intercompany accounts and transactions have been eliminated during the course of the preparation of the consolidated financial statements.

The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the NASD as an "introducing broker," electing not to carry customer monies or securities. The Parent's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, allocations and placements of New Market Tax Credits ("NMTC"), financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription basis.

The Parent is a Wisconsin limited liability company that is a wholly-owned subsidiary of Virchow, Krause & Company, LLP ("VK"). The Parent was formed on August 21, 2001 and operates with a May 31 fiscal year- end.

On September 3, 2004, Valued Advisor Fund, LLC ("VAF") was formed as a 99.99% owned subsidiary of the Parent. VAF is an Illinois limited liability company. VAF is a qualified Community Development Entity ("CDE") that holds New Market Tax Credits ("NMTCs") allocation authority to assist it in raising capital for investment in Qualified Active Low-Income Community Businesses ("QALICB's") pursuant to Section 45D of the Internal Revenue Code. VAF was granted an allocation of $50 million of NMTC authority from the U.S. Treasury's Community Development Financial Institutions Fund ("CDFI Fund") under an Allocation Agreement dated May 11, 2005. In general, under Section 45D of the Internal Revenue Code, a qualified investor in a CDE can receive the NMTC to be used to reduce Federal taxes otherwise due each year of a seven-year period.

Virchow Krause Capital, LLC's 99.99% ownership interest in VAF was spun out of Virchow Krause Capital, LLC as of October 31, 2006 and is now directly owned by Virchow, Krause & Company, LLP. Operations of VAF are included in the consolidated statement of income through October 31, 2006. Operations of VAF were not material to the financial statements of the Parent as a whole. Net assets transferred were $1,617.

VK Syndications, LLC was spun out of Virchow Krause Capital, LLC and now is directly owned by Virchow, Krause & Company, LLP as of January, 2007. Results of operations of VK Syndications, LLC are included in the consolidated statement of income through January 31, 2007. The results of those operations were not significant to 2007 or 2006. Net liabilities assumed by Virchow, Krause & Company, LLP were $8,480.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis and fees for the placement of New Market Tax Credits at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. Uninsured balances were approximately $1,200,000 at May 31, 2007. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

As of May 31, 2007 and 2006, all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. No interest is accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $104,633 and $0 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2007 and 2006, respectively. As of May 31, 2007 and 2006, accounts receivable includes $164,420 and $36,427, respectively, of amounts earned for time and materials work that was unbilled.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to VK (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying consolidated financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 defines fair value, establishes a frame work for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and impact on financial statements issued in subsequent periods.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly administrative fee for administrative duties performed by VK on the Company's behalf.

The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf. Further, the Company also paid VK subcontractor fees in connection with the provision of services related to the placement of the New Market Tax Credits.

In addition, the Company paid commission fees to an entity related through common ownership.

At May 31, 2007 and 2006, the Company had accounts payable of $225,210 and $114,299, respectively, due to VK for the above reimbursements and fees.

As of May 31, 2007, the Company has advanced $618,687, included in accounts receivable from related party, to an entity that is related to Virchow Krause Capital, LLC through common ownership. The amount represents funds advanced to refinance a portion of debt owed by a related party. The advance is expected to be repaid in August, 2007.

In addition, $60,000 received from a client in advance in December 2006 was deposited on account in VK that was for work performed and invoiced by Virchow Krause Capital, LLC between December 2006 and May 2007. The amount deposited to VK was transferred to Virchow Krause Capital, LLC in July 2007.

NOTE 4 - Investments in Qualified Community Development Entities

Virchow Krause, LLC has formed three Investment Funds (VAF Investment Funds IV-VI) to raise funds for investment in qualified Community Development Entities. As of May 31, 2007, Virchow Krause Capital, LLC have made the following investments:

VAF Investment Fund IV	$ 100
VAF Investment Fund V	100
VAF Investment Fund VI	100
Total Investments	$ 300

Each of the Investment Funds is formed by Virchow Krause Capital, LLC and one external investor. Investment Manager I, another wholly owned subsidiary of Virchow, Krause & Company, LLP is the general manager of each Investment Fund.

In each instance, the Company has determined that a party other then Virchow Krause Capital, LLC is the primary beneficiary under Financial Interpretation 46R of the FASB and the Company is not required to consolidate the above entities. The external investor has the ability to unwind the agreement.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 6 - Concentration of Revenue

One customer accounted for approximately 67 percent of total revenue for the year ended May 31, 2007. Two different customers accounted for approximately 23 and 16 percent, respectively, of total revenue for the year ended May 31, 2006.

NOTE 7 - Net Capital Requirements

The Parent is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Parent's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2007, the Parent had net capital of $1,056,144 which was $1,034,148 in excess of its required net capital of $21,996. At May 31, 2007, the Parent's net capital ratio was 0.31 to 1.00.

END